Filed by Envision Healthcare Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

Excerpts from the transcript of Envision Healthcare Holdings, Inc.’s Earnings Call for the Quarterly Period ended September 30, 2016, held on November 1, 2016

Bill Sanger

Chairman, President and CEO of Envision

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Our participation in bundled payment programs provide our organization with the necessary experience to deliver high quality at a lower cost and to prepare us for new initiative and incentive models.  Also, it is noteworthy that our investments in technology and processes have well positioned us for the new requirements under the mandated MACRA.  In addition, we’ve engaged with AMSURG on integration planning, we believe they’re very well positioned for MACRA as well.

Over the past several years, our investments in key initiatives have led to the development of integrated care models, resulting in effective and efficient care coordination.  We are doing this in a particular partnership with many of our nation’s leading health systems, including joint ventures with HCA, Universal and Ascension. We believe we are in the early stages of this journey and the opportunities are abound.

It’s a strategic vision that is shared by our partners at AMSURG, which is why we’re so excited about the pending merger.  The merger is on track for completion during the fourth quarter.   We are increasingly confident that the new Envision Healthcare will be uniquely positioned as a trusted partner delivering solutions to health systems, clinicians, communities, payors and to further shape the future of healthcare delivery.

Pursuant to the merger, we’ve identified the leadership team for our organization and developed a transition plan to ensure continuity of service in the communities, while integrating our operations.

After closing, we’ll focus our energies on identifying growth opportunities for our new organizations.  We are encouraged by the positive interest we’ve received from many of our current health system partners.  They understand the value of a physician-driven organization that provides comprehensive service offerings, such as the new Envision.  They also appreciate the value of a physician services organization that is aligned with its health system partners to achieve improved outcomes.

We also believe our combined organizations will attract more clinicians and provider groups, as a result of our innovative support and delivery models, including our proven ability to adapt to a rapidly changing healthcare environment.

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Bill Sanger

There are some contrarian views relative to selling a suite of services. We are now responding and seeing multiple service requests by, from, a single provider. We’re responding to four and five requests from a single hospital for a single provider to do anesthesia, hospitalist, ED, neonatology, radiology. This is a phenomenon that is getting tremendous traction, not just with the health systems, but also with the smaller hospitals, with the two or three level hospitals. So, I do believe the notion of integrated offering will get further attraction in the future.

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Nick Hiller for Ryan Daniels

Equity Research Associate — William Blair

Thanks for taking my question. I just have one quick one. Late last year, you highlighted Project Horizon as a key driver to help push up EmCare margins. Can you provide an update on that initiative? What’s been rolled out and what is left? And how’s your view on that — your view on how that will help your EBITDA profile of that business going forward?

Bill Sanger

Project Horizon was really geared towards engineering the operations at EmCare. A tremendous amount of work was done over the last three quarters. The value of that is it’s really level set the criteria for integration with Sheridan, between EmCare and Sheridan. And many of the aspects that were identified as opportunities for efficiency and effectiveness of care delivery are being adopted in the integration initiative that we’re going through between AMSURG — I’m sorry, between Sheridan and EmCare. So, much of what we found during our study is being translated to the integration process.

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No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders on November 28, 2016 for consideration. On August 4, 2016, AMSURG  caused its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. The SEC declared the Form S-4, as subsequently amended, effective on October 19, 2016.  Envision and AMSURG have caused the definitive joint proxy statement/final prospectus to be mailed to their respective shareholders, as required by applicable law. This communication is not a substitute for the definitive joint proxy statement/final prospectus, or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the definitive joint proxy statement/final prospectus delivered to shareholders, and any other relevant documents that are filed with the SEC when they become available, because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the definitive joint proxy statement/final prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive joint proxy statement/final prospectus.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.